UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Freescale Semiconductor Holdings I, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3727Q101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3727Q101	13G	Page 2 of 3 Pages

1.	Name of Reporting Persons: Permira IV Managers L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 205,671,482*
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 205,671,482*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 205,671,482*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 80.5%†
12.	Type of Reporting Person (See Instructions): PN

*	Includes 9,534,587 common shares subject to a currently exercisable warrant.

†
The calculation of the foregoing percentage is based 245,835,050 outstanding common shares as of January 27, 2012 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Freescale Semiconductor Holdings I, Ltd. as filed on February 3, 2012.

CUSIP No. G3727Q101	13G	Page 3 of 3 Pages

1.	Name of Reporting Persons: Permira IV Managers Limited
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 205,671,482*
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 205,671,482*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 205,671,482*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 80.5%†
12.	Type of Reporting Person (See Instructions):

*	Includes 9,534,587 common shares subject to a currently exercisable warrant.

†
The calculation of the foregoing percentage is based 245,835,050 outstanding common shares as of January 27, 2012 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Freescale Semiconductor Holdings I, Ltd. as filed on February 3, 2012.

Item 1.	(a). Name of Issuer Freescale Semiconductor Holdings I, Ltd. (the “Company”) (b). Address of Issuer’s Principal Executive Offices: 6501 William Cannon Drive West Austin, TX 78735
Item 2(a). Item 2(b). Item 2(c).
Name of Person Filing
Address of Principal Business Office
Citizenship

(i) Permira IV Managers L.P.
c/o Permira IV Managers L.P.
Trafalgar Court, Les Banques
Guernsey, Channel Islands GY1 3QL
Citizenship: Guernsey, Channel Islands

(ii) Permira IV Managers Limited
c/o Permira IV Managers L.P.
Trafalgar Court, Les Banques
Guernsey, Channel Islands GY1 3QL
Citizenship: Guernsey, Channel Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

As of December 31, 2011, Freescale Holdings L.P. owns 205,671,482* Common Shares (as defined below).  Freescale Holdings GP, Ltd. is the general partner of Freescale Holdings L.P. and, as such, exercises voting and investment power with respect to all shares held by Freescale Holdings L.P.

The Permira Funds (as defined below) hold 250 shares of Freescale Holdings GP, Ltd., representing 25% of the total shares outstanding, as follows: (i) 196 shares held by Permira IV L.P. 2 (“P IV 2”), whose manager is Permira IV Managers L.P.; (ii) 49 shares held by P4 Sub L.P. 1 (“P4 1”), whose manager is Permira IV Managers L.P.; (iii) 4 shares held by Permira Investments Limited (“PIL”); and (iv) 1 share held by P4 Co-Investment L.P. (“P4 Co-Investment” and, together with P IV 2, P4 1, and PIL, the “Permira Funds” ), whose general partner is Permira IV G.P. L.P. P4 1 and P IV 2 are together known as “Permira IV.” Permira IV Managers L.P. may be deemed to have investment powers and beneficial ownership with respect to the shares owned by the Permira Funds by virtue of being manager of Permira IV and by virtue of co-investment arrangements between the entities comprising the Permira Funds, but disclaims beneficial ownership of such shares. Nigel Carey, Paul Cutts, Thomas Lister, Peter Gibbs and John Marren are directors of Permira IV Managers Limited, the general partner of Permira IV Managers L.P., and, as such, may be deemed to have beneficial ownership with respect to the shares of Freescale GP held or controlled by the Permira Funds, but each of them disclaims beneficial ownership of such shares.
The Permira Class A Funds and Co-Investors hold 1,363,749 Class A limited partnership interests in Freescale Holdings L.P., representing 19.29% of the outstanding Class A limited partnership

_________________________
*	Includes 9,534,587 common shares subject to a currently exercisable warrant.

interests, as follows: (i) 218,670.31 Class A limited partnership interests held by P4 1, whose manager is 155 Permira IV Managers L.P.; (ii) 883,488.97 Class A limited partnership interests held by P IV 2, whose manager is Permira IV Managers L.P.; (iii) 17,790.31 Class A limited partnership interests held by PIL; (iv) 5,050.41 Class A limited partnership interests held by P4 Co-Investment, whose general partner is Permira IV G.P. L.P.; (v) 4,500 Class A limited partnership interests held by Wilshire Private Markets Short Duration Fund I, L.P. (“SDF I”), whose general partner is whose general partner is Wilshire U.S. Private Markets VII, LLC; (vii) 75,000 Class A limited partnership interests held by Uberior Co-Investments Limited (“Uberior”); (viii) 50,000 Class A limited partnership interests held by Partners Group Access III, L.P. (“PGA III”), whose general partner is Partners Group Management III Limited; (ix) 15,000 Class A limited partnership interests held by A.S.F. Co-Investment Partners III, L.P. (“ASF III”), whose general partner is PAF 6/05, LLC; (x) 13,062.45 Class A limited partnership interests held by European Strategic Partners (“ESP”), whose manager is SL Capital Partners LLP; (xi) 1,536.05 Class A limited partnership interests held by European Strategic Partners Scottish B (“ESPSB”), whose manager is SL Capital Partners LLP; (xii) 1,330.56 Class A limited partnership interests held by European Strategic Partners Scottish C (“ESPSC”), whose manager is SL Capital Partners LLP; (xiii) 3,117.73 Class A limited partnership interests held by European Strategic Partners 1-LP (“ESP 1”), whose manager is SL Capital Partners LLP; (xiv) 53.21 Class A limited partnership interests held by ESP Co-Investment Limited Partnership (“ESP Co-Investment”), whose manager is SL Capital Partners LLP; (xv) 18,400 Class A limited partnership interests held by ESP II Conduit LP (“ESP II”), whose manager is SL Capital Partners LLP; (xvi) 17,200 Class A limited partnership interests held by ESP 2004 Conduit LP (“ESP 2004”), whose manager is SL Capital Partners LLP; (xvii) 10,800 Class A limited partnership interests held by ESP 2006 Conduit LP (“ESP 2006”), whose manager is SL Capital Partners LLP; (xviii) 5,100 Class A limited partnership interests held by ESP Tidal Reach LP (“ESPTR”), whose manager is SL Capital Partners LLP; (xix) 11,400 Class A limited partnership interests held by Edcastle Limited Partnership (“ELP”), whose manager is SL Capital Partners LLP; (xx) 6,250 Class A limited partnership interests held by North American Strategic Partners, LP (“NASP”), whose manager is SL Capital Partners LLP; and (xxi) 1,500 Class A limited partnership interests held by Rose Nominees Limited a/c 21425 (“RNL” and, together with P4 1, P IV 2, PIL, P4 Co-Investment, SDF I, PMF VII, Uberior, PGA III, ASF III, ESP, ESPSB, ESPSC, ESP 1, ESP Co-Investment, ESP II, ESP 2004, ESP 2006, ESPTR, ELP and NASP, the “Permira Class A Funds and Co-Investors”). P4 1 and P IV 2 are together known as Permira IV. Permira IV Managers L.P. may be deemed to have beneficial ownership with respect to the Class A limited partnership interests held or controlled by the Permira Class A Funds and Co-Investors by virtue of being manager of Permira IV and by virtue of co-investment arrangements and proxies between the entities comprising the Permira Class A Funds and Co-Investors, but disclaims beneficial ownership of such interests. Nigel Carey, Paul Cutts, Thomas Lister, Peter Gibbs and John Marren are directors of Permira IV Managers Limited, the general partner of Permira IV Managers L.P., and, as such, may be deemed to have beneficial ownership with respect to the Class A limited partnership interests in Freescale Holdings L.P. held or controlled by the Permira Class A Funds and Co-Investors, but each of them disclaims beneficial ownership of such interests.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities: Common Shares, par value $0.01 (the “Common Shares”).

Item 2(e).	CUSIP Number: G3727Q101
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.
Ownership.
(a)Amount beneficially owned:

As of December 31, 2011, the Reporting Person may be deemed to be the beneficial owner of 205,671,482 Common Shares directly held by Freescale Holdings L.P. (“Freescale LP”).  Freescale LP is controlled by its general partner, Freescale Holdings GP, Ltd. (“Freescale GP”).

The Reporting Person, through one or more affiliated funds (i) holds Class A limited partnership interests in Freescale LP and (ii) 250 shares of Freescale GP, representing 25% of the total shares outstanding of Freescale GP.  On the basis of these relationships, each Reporting Person may be deemed a beneficial owner of 205,671,482 Common Shares held by Freescale LP.

 The joint filing of this Schedule 13G is made by the Reporting Persons pursuant to Rule 13d-1(k)(1) and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”  The Reporting Persons disclaim beneficial ownership of the reported securities, and the filing of this Schedule 13G shall not be deemed an admission that any Reporting Person is the beneficial owner of, or is a member of a “group” having beneficial ownership of, the reported securities for any purpose.

(b)Percent of class:

The Freescale Semiconductor Holdings I, Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed on February 3, 2012, indicated that there were 245,835,050 outstanding Common Shares as of January 27, 2012.  Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 80.5% of the total number of outstanding Common Shares, attributable to the 205,671,482 Common Shares held by Freescale Holdings L.P.

(c)Number of Shares as to which the Reporting Person has:

Permira IV Managers L.P.

(i)Sole power to vote or to direct the vote:
-0-

(ii)Shared power to vote or to direct the vote:
205,671,482

(iii)Sole power to dispose or to direct the disposition of:
-0-

   (iv)Shared power to dispose or to direct the disposition of:
205,671,482

Permira IV Managers Limited

(i)Sole power to vote or to direct the vote:
-0-

(ii)Shared power to vote or to direct the vote:
205,671,482

(iii)Sole power to dispose or to direct the disposition of:
-0-

   (iv)Shared power to dispose or to direct the disposition of:
205,671,482

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

PERMIRA IV MANAGERS L.P.

By:	Permira IV Managers Limited, its general partner

By:	/s/ Kees Jager
Name: Kees Jager
Title: Alternate Director

PERMIRA IV MANAGERS LIMITED

By:	/s/ Kees Jager
Name: Kees Jager
Title: Alternate Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2012, by and among Permira IV Managers L.P. and Permira IV Managers Limited.